Room 4561

October 18, 2006

Mr. Michael S. Fields
Chairman and Chief Executive Officer
Kana Software, Inc.
181 Constitution Drive
Menlo Park, California 94025

Re: Kana Software, Inc.
Registration Statement on Form S-1 filed September 11, 2006
File No. 333-137224

Form 10-K for the year ended December 31, 2005
Forms 10-Q for the quarters ended March 31, 2006 and June 30, 2006
File No. 0-27163

Dear Mr. Fields:

        We have reviewed your response letter dated October 13, 2006 and have the following comments.

Registration Statement on Form S-1

Item 17. Undertakings.

1.   We note that you have included the undertaking pursuant to Item 512(e) of Regulation S-K. Please advise us of the basis for this undertaking. Item 512(e) does not immediately appear applicable to your filing.

Form 10-Q for the Quarter Ended June 30, 2006

2.   We note your proposed disclosure regarding the changes to your internal control over financial reporting that occurred during the quarters ended December 31, 2005, March 31, 2006 and June 30, 2006. Please revise such disclosure to discuss how each such change is designed to address your material weaknesses and the dates when such changes were initiated. Please further discuss when each such change will be completed and determined to be effective in accomplishing their objectives.

* * * *

As appropriate, please amend your filing, as necessary, in response to these comments. Responses to our comments on your filing should be provided to us within 10 business days of the date of this letter. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Daniel Lee at (202) 551-3477, or Jeff Werbitt at (202) 551-3456, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile
        David K. Michaels, Esq.
        Fenwick & West LLP
        Telephone: (650) 988-8500
        Facsimile: (650) 938-5200